SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 12 as to Mr. William T. Comfort, III)

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

William T. Comfort, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

		7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
17,102,2821
		8	SHARED VOTING POWER

42,453,1262
		9	SOLE DISPOSITIVE POWER

17,102,2821
		10	SHARED DISPOSITIVE POWER

42,453,1262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,555,4083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

48.8%*
14	TYPE OF REPORTING PERSON

IN

1. Includes 16,121,212 shares of Issuer Common Stock held of record by Mr. Comfort and 981,070 held of record by 65 BR Trust, for which Mr. Comfort is the investment advisor and has voting and dispositive power over the shares held by 65 BR Trust. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust.

2. Includes 42,453,126 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner.

3. Includes 16,121,212 shares of Issuer Common Stock held of record by Mr. Comfort, 981,070 held of record by 65 BR Trust, for which Mr. Comfort is the investment advisor and has voting and dispositive power over the shares held by 65 BR Trust, and 42,453,126 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner. Mr. Comfort expressly disclaims beneficial ownership of any of the 981,070 shares of Issuer Common Stock held by the 65 BR Trust.

This Amendment No. 12 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008, March 19, 2010, April 14, 2010, April 20, 2010 and June 3, 2011 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”). Items 1 - 2 of Schedule 13D, as amended, remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

On November 9, 2011, 65 BR Trust (the “Trust”), for which Mr. Comfort is the investment advisor to the Trust, acquired 981,070 shares of the Issuer’s stock in a private purchase. Trust funds of $103,012 were used to purchase the shares.

Item 4. Purpose of Transaction

The Trust’s purchase is for investment purposes only. Neither Mr. Comfort nor the Trust has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction

Item 5. Interest in Securities of the Issuer

(a) Mr. Comfort may be deemed to beneficially own in the aggregate 59,555,408 shares of Common Stock of the Issuer, representing approximately 48.8% of the outstanding shares of Common Stock of the Issuer. Mr. Comfort expressly disclaims beneficial ownership of any of the 981,070 shares of Issuer Common Stock held by the Trust.

(b)

     (1) Of the 17,102,282 shares of Common Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, 16,121,212 such shares are held of record by Mr. Comfort and 981,070 are held by the Trust. The beneficial owners of the Trust are Mr. Comfort’s children. Mr. Comfort expressly disclaims beneficial ownership of the 981,070 shares held by the Trust, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

     (2) Of the 42,453,126 shares of Common Stock of the Issuer of which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the LDN Stuyvie Partnership.

(c) On November 9, 2011, the Trust acquired 981,070 shares of the Issuer’s stock in a private purchase at a price of $0.105 per share. Mr. Comfort is the investment advisor to the Trust and has voting and dispositive power over the shares of the Issuer’s stock held by the Trust but expressly disclaims beneficial ownership of those shares, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM T. COMFORT, III

Dated: November 21, 2011	/s/ William T. Comfort, III